September 19, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed September 9, 10, 11, & 12, 2014
File No. 001-13666

Current Report on Form 8-K
Filed September 9, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated September 16, 2014, with respect to certain matters relating to the Company’s Definitive Additional Soliciting Materials on Schedule 14A filed September 9, 10, 11, & 12, 2014 (the “Soliciting Materials”) and the Company’s Current Report on Form 8-K filed September 9, 2014 (the “8-K”).  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

1.	Please be advised that we continue to await a response to outstanding comments included in our September 8, 2014 comment letter.

Response:  The Staff’s comment is noted.  The Company’s response to the Staff’s September 8, 2014 comment letter was filed on September 16, 2014 and supplemental submissions have been sent to the Staff.

2.
Refer to the current report on Form 8-K filed on September 9, 2014, which includes a press release and two sets of investor presentation materials. It does not appear that such materials have been filed under cover of Schedule 14A. Please refer to Rule 14a-6 and make the requisite filing.

Ms. Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
September 19, 2014
Page

Response:  The Staff’s comment is noted.  The Company refiled the 8-K as definitive additional materials on Schedule 14A on September 16, 2014.

3.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In the first of the aforementioned presentation materials filed on September 9, 2014, the Board asserts that none of Starboard’s proposals would enhance shareholder value. In future filings, please recharacterize such statements as your opinion. Also, please provide us supplementally with support for assertions regarding your views on the viability of a separation of the Specialty Restaurants Group and franchising alternatives, which were outlined in slides 12-15 of the presentation.

Response:  The Staff’s comment is noted, and the Company is providing additional support on a supplemental basis.

*           *           *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the Company’s counsel – Sabastian V. Niles of Wachtell, Lipton, Rosen & Katz, at (212) 403-1366 or Joel H. Trotter, of Latham & Watkins LLP, at (202) 637-2165.

Very truly yours, /s/ Teresa M. Sebastian Teresa M. Sebastian, Esq. Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Ms. Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
September 19, 2014
Page

Enclosures

cc:           Daniel A. Neff, Esq.
Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz

David S. Dantzic, Esq.
Joel H. Trotter, Esq.
Jessica R. Munitz, Esq.
Latham & Watkins LLP